FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 12, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS Announces Decisions of its Board of Directors

April 12, 2017

Moscow, Russian Federation — PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications operator in Russia and the CIS, announces the decisions reached at the meeting of the Board of Directors (“BoD” or “the Board”) held on April 12, 2017.

At the meeting, the Board set the date for the Company’s Annual General Meeting of Shareholders (“the AGM”)  for June 29, 2017. The record date for the Company’s shareholders and ADR-holders entitled to participate in the AGM has been set for May 26, 2017. At the meeting, the Board took the following decisions:

The Board recommended that the AGM approves annual dividends of RUB 15.6 per ordinary MTS share (RUB 31.2 per ADR), or a total of RUB 31.17 billion (RUB 31,174,752,570), based on the full-year 2016 financial results.

The Board recommended that the AGM sets the record date for shareholders and ADR-holders entitled to receive dividends for the 2016 fiscal year for July 10, 2017.

In addition, issues entered into the AGM agenda by the Company’s Board include:

•                  Procedure for conducting the AGM;

•                  Approval of MTS PJSC Annual Report; MTS PJSC Annual Financial Statements, including MTS PJSC Profit & Loss Statement; distribution of profits and losses of MTS PJSC based on 2016 FY results (including payment of dividends);

•                  Election of members of Board of Directors of MTS PJSC;

•                  Election of members of Revision Commission of MTS PJSC;

•                  Approval of the auditor for MTS PJSC;

•                  Approval of the Company Charter as amended and restated;

•                  Approval of MTS Regulations on the Board of Directors as amended and restated;

•                  Approval of the reorganization of MTS PJSC through the consolidation of subsidiaries with MTS PJSC; and

•                  Ammendments to Charter of MTS PJSC.

The following candidates have been nominated for the election to the Company’s Board:

•                  Mr. Alexander Gorbunov, Executive Vice-President, Sistema JSFC;

•                  Mr. Andrei Dubovskov, President and Chief Executive Officer, MTS PJSC;

•                  Mr. Ron Sommer, Chairman of the Board of Directors, MTS PJSC;

•                  Mr. Artyom Zasursky, Vice President,  Head of Strategy, Sistema JSFC;

•                  Mr. Michel Combes, independent director;

•                  Mr. Stanley Miller, independent director(1);

•                  Mr. Vsevolod Rozanov, Senior Vice President, Chief Financial Officer, Member of the Management Board, Sistema JSFC;

•                  Ms. Regina Von Flemming, independent director;

•                  Mr. Thomas Holtrop, independent director.

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

(1) Taking into consideration the recommendation of the Remuneration and Nominations Committee, the Board of Directors of MTS PJSC determined the status of Mr. Stanley Miller as independent candidate, notwithstanding his overall term served on the Board of Directors of MTS PJSC, including his unique expertise and actual independence from MTS management. The Board of Directors will decide to determine the status of Mr. Stanley Miller as independent member of the Board of Directors of MTS PJSC at the meeting in June, 2017 based on the election of the members of the Board of Directors of MTS PJSC at the AGM of MTS PJSC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: April 12, 2017